Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Registration Statement on Form S-1 of (i) our report dated September 29, 2010 relating to the balance sheet of QR Energy, LP as of September 20, 2010, (ii) our report dated April 30, 2010, except as to Note 2(o) for which the date is November 3, 2010, relating to the consolidated financial statements of QA Holdings, LP as of December 31, 2009 and for the year ended December 31, 2009 and (iii) our report dated September 29, 2010 relating to the statements of revenues and direct operating expenses of the Encore properties which were acquired from Denbury Resources, Inc. by Quantum Resources Management, LLC for the years ended December 31, 2007, 2008 and 2009, all of which appear in such Registration Statement. We also consent to the references to us under the heading “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Houston, Texas
November 26, 2010